UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Presidio Property Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.375% Series D Cumulative Redeemable Perpetual Preferred Stock

(Title of Class of Securities)

74102L402

(CUSIP Number of Class of Securities)

Jack K. Heilbron

Chief Executive Officer and President

Presidio Property Trust, Inc.

4995 Murphy Canyon Road, Suite 300San Diego, California 92123

(760) 471-8536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Darrin Ocasio, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 26th Floor

New York, New York 10036

Telephone: (212) 930-9700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the original Schedule TO (“Schedule TO”) filed August 7, 2026 by Presidio Property Trust, Inc. (“Presidio” or the “Company”).

The Schedule TO, as amended by this Amendment, relates to the offer by Presidio to exchange for each validly tendered, not validly withdrawn and validly accepted outstanding share of its 9.375% Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) five and one half shares (5.5) shares of its Series A Common Stock, par value $0.01 per share (“Common Stock”), to be newly issued by Presidio, upon the terms and subject to the conditions set forth in the prospectus dated August 21, 2026 (the “Prospectus”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Presidio has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-298110) (the “Registration Statement”) containing the Prospectus to register the shares of Common Stock offered in exchange for shares of Series D Preferred Stock tendered in the Exchange Offer. The information set forth in the Prospectus is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “The Exchange Offer Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address. The name of the issuer is Presidio Property Trust, Inc. The principal executive offices of Presidio are located at 4995 Murphy Canyon Road, Suite 300 San Diego, California 92123. Its telephone number at such office is (760) 471-8536.

(b)	Securities. Shares of Series D Preferred Stock are the subject securities in the Exchange Offer. As of August 6, 2026, there are 973,736 shares of Series D Preferred Stock issued and outstanding.

(c)

Trading Market and Price. The Series D Preferred Stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “SQFTP”. The high and low sales prices for the Series D Preferred Stock for each quarter during the past two years is set forth below:

	High	Low
Quarter ended June 30, 2026	$9.30	$4.91
Quarter ended March 31, 2026	$15.75	$3.65
Quarter ended December 31, 2025	$15.99	$14.41
Quarter ended September 30, 2025	$15.76	$13.76
Quarter ended June 30, 2025	$14.50	$13.40
Quarter ended March 31, 2025	$15.86	$13.83
Quarter ended December 31, 2024	$15.50	$13.30
Quarter ended September 30, 2024	$16.33	$14.50

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address. The filing person is the subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

The address of each of the following directors and executive officers is c/o Presidio Property Trust, Inc., 4995 Murphy Canyon Road, Suite 300 San Diego, California 92123, and each such person’s telephone number is (760) 471-8536: Jack K. Heilbron (Chairman and Chief Executive Officer), Gary M. Katz (Chief Investment Officer), Ed Bentzen (Chief Financial Officer), Jennifer A. Barnes (Director), James R. Durfey (Director), Steve Hightower (President, Model Homes Division and Director), Tracie Hager (Director).

Item 4.	Terms of the Transaction.

(a)

Material Terms. Reference is made to the information set forth under the headings “questions and Answers about the Exchange Offer”, “The Exchange Offer Summary”, “Risk Factors”, “The Exchange Offer,” “Description of Capital Stock”, “Certain Provisions of Maryland Law and our Charter and Bylaws” and “Material U.S. Federal Income Tax Considerations” in the Prospectus, which is incorporated herein by reference.

(b)

Purchases. The Exchange Offer is open to all holders of shares of Series D Preferred Stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Presidio who is a holder of shares of Series D Preferred Stock may participate in the Exchange Offer on the same terms and conditions as all other holders of Series D Preferred Stock. Reference is made to the information set forth under the heading “The Exchange Offer Summary - Participation by Directors and Management”, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the heading “Executive Compensation” and “Director Compensation” in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. Reference is made to the information under the headings “Questions and Answers About the Exchange Offer”, “The Exchange Offer Summary” and “The Exchange Offer-Purpose of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)

Use of Securities Acquired. The shares of Series D Preferred Stock validly tendered (and not validly withdrawn) and accepted by Presidio shall restored to the status of authorized but unissued shares of Series D Preferred Stock.

(c)	Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. Reference is made to the information set forth under the headings “The Exchange Offer Summary” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b)	Conditions. Reference is made to the information under the heading “The Exchange Offer—Conditions of the Exchange Offer” in the Prospectus, which is incorporated herein by reference

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. Reference is made to the information set forth under the heading “Interests of Directors, Executive Officers and Others”, which is incorporated herein by reference.

(b)	During the past 60 days, neither the Company nor any of its executive officers, directors, or affiliates, has effected any transactions in the Series D Preferred Stock.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or recommendations. The information set forth in the sections of the Prospectus titled “The Exchange Offer – Exchange Agent” and “The Exchange Offer – Information Agent” is incorporated herein by reference. None of the Company, its Board of Directors, its officers or employees, security registrar and exchange agent, information agent, nor any other person, is making a recommendation as to whether any holder of Series D Preferred Stock should tender shares of Series D Preferred Stock.

Item 10.	Financial Statements.

(a)	Financial Information. The financial information of the Company included in the Prospectus is incorporated by reference herein.

(b)	Pro Forma Information. The pro forma financial information set forth in the section of the Prospectus titled “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)

Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus in the section titled “The Exchange Offer – Conditions of the Exchange Offer” is incorporated herein by reference.

(c)	Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2026

PRESIDIO PROPERTY TRUST, INC.

By:	/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(4)	Prospectus, dated August 21, 2026 (incorporated by reference to the Registration Statement).

(h)(i)	Opinion of Whiteford, Taylor & Preston L.L.P. regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

107*	Calculation of Filing Fee Table

* Previously filed